Exhibit 99.1

May 3, 2024

Dear Chemomab Therapeutics Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Chemomab Therapeutics Ltd. (the “Company”), to be held on June 10, 2024, at 4.30 p.m. (Israel time), at Meitar | Law Offices, located at 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

The Company’s notice of the Meeting, as published on May 3, 2024, and the proxy statement appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. Our board of directors recommends that you vote FOR each of the proposals listed in the notice.

Only shareholders of record at the close of business on April 25, 2024, are entitled to notice of and to vote at the Meeting or any postponement or adjournment thereof.

We look forward to greeting personally those shareholders who are able to be present at the Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares (“ADSs”) will receive voting instruction cards either electronically or by physical mail, depending on the delivery instructions such holder has provided to its bank or broker. The voting instruction cards will be distributed by Broadridge Financial Solutions or each holder’s bank or broker on behalf of the Bank of New York Mellon, the depositary of the ADSs, and the voting instruction cards will enable them to instruct the Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the voting instruction card at your earliest convenience and either submit it electronically using the instructions enclosed or mail it in the envelope provided.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Dr. Nissim Darvish
Chairperson of the Board of Directors

Chemomab Therapeutics Ltd.
Kiryat Atidim, Building 7, Tel-Aviv, Israel

Notice of Annual General Meeting of Shareholders

To be Held on June 10, 2024

Dear Chemomab Therapeutics Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of shareholders (the “Meeting”) of Chemomab Therapeutics Ltd. (the “Company”), to be held on June 10, 2024, at 4.30 p.m. (Israel time), at Meitar | Law Offices, located at 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

The following matters are on the agenda for the Meeting:

(1)
To re-elect each of Dr. Adi Mor and Dr. Alan Moses as Class III directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2027, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association (the “Articles”) or the Israeli Companies Law, 5759-1999 (the “Companies Law”);

(2)	To approve an increase of the Company’s authorized share capital and to amend the Company’s Articles accordingly;

(3)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2023.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on April 25, 2024, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

We look forward to greeting personally those shareholders who are able to be present at the Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares, each representing twenty (20) ordinary shares of no par value (“ADSs”) will receive voting instruction cards either electronically or by physical mail, depending on the delivery instructions such holder has provided to its bank or broker. The voting instruction cards will be distributed by Broadridge Financial Solutions or each holder’s bank or broker on behalf of the Bank of New York Mellon, the depositary of the ADSs, and the voting instruction cards will enable them to instruct the Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Annual Meeting of Shareholders. Accordingly, please sign and date the voting instruction card at your earliest convenience and either submit it electronically using the instructions enclosed or mail it in the envelope provided.

Our Board of Directors unanimously recommends that you vote “FOR” each of the above Proposals, which are described in the accompanying proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the ADSs constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ADSs) will constitute a quorum.

Section 66(b) of the Companies Law and the Companies Regulations – Relief for Companies whose Securities are Listed for Trading on a Foreign Exchange 2000-5760, as amended, allow shareholders who hold at least 5% of our outstanding voting power to submit a request to include a proposal on the agenda of a general meeting of our shareholders to: (i) add a new candidate for election to our Board or (ii) to remove a currently serving member of our Board. Such request made by an eligible shareholder must be received by us no later than May 10, 2024. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card is being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission, under cover of Form 6-K. Shareholders are also able to review the proxy statement at the “Investor Relations” portion of our website https://investors.chemomab.com/ or at our headquarters at Kiryat Atidim, Building 7, Tel Aviv, Israel 6158002, upon prior notice and during regular working hours (telephone number: +972-77-331-0156) until the date of the Meeting.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

By Order of the Board of Directors

/s/ Dr. Nissim Darvish
Chairperson of the Board of Directors

May 3, 2024

Chemomab Therapeutics Ltd.
Kiryat Atidim, Building 7, Tel-Aviv, Israel

Proxy Statement
______________

Annual General Meeting of Shareholders

To Be Held on June 10, 2024

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Chemomab Therapeutics Ltd. (the “Company” or “Chemomab”) to be voted at the 2024 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on June 10, 2024, at 4:30 p.m. (Israel time), at Meitar | Law Offices, located at 16 Abba Hillel Road, 10th floor, Ramat Gan 5250608, Israel.

This proxy statement, the attached notice of annual general meeting of shareholders and the enclosed proxy card or voting instruction form, as applicable, are being made available to holders of the Company’s American Depositary Shares (“ADSs”), each representing twenty (20) ordinary shares of no par value (“ordinary shares”), on May 3, 2024.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on April 25, 2024, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your ADSs so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)
To re-elect each of Dr. Adi Mor and Dr. Alan Moses as Class III directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2027, and until their respective successors are duly elected and qualified, or until their respective offices are vacated in accordance with our Articles of Association (the “Articles”) or the Israeli Companies Law 5759-1999 (the “Companies Law”);

(2)	To approve an increase of the Company’s authorized share capital and to amend the Company’s Articles accordingly;

(3)
 To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals (the “Proposals”), members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2023.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendations

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On April 25, 2024, we had a total of 14,218,998 ADSs issued and outstanding (one ADS represents 20 Ordinary Shares). Each ADS outstanding as of the close of business on April 25, 2024, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold, in the aggregate, voting power representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a specified day, time and place). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ADSs) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the shareholder meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ADSs through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ADSs to count for the Proposals set forth in this proxy statement.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals set forth in this proxy statement.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only ADSs that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Under the terms of the Deposity Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the ADSs, the Depositary shall endeavor (to the extent practicable and in accordance with applicable law and the Articles) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from a holder of ADSs on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the ADSs.

How are My Votes Cast when I Sign and Return a Voting Instruction Card or Proxy Card?

When you sign and submit a voting instruction card, you instruct your broker (or nominee that holds your ADSs of record) to vote your ADSs in a certain manner. When you sign a proxy card, you appoint Sigal Fattal, our Chief Financial Officer, as your representative at the Meeting. Your broker (or other nominee), in the case of ADSs held in street name, or Ms. Fattal, in the case of ADSs held by record shareholders, will ensure that your ADSs are voted at the Meeting as you have instructed them on the voting instruction card or proxy card (as applicable). Each of such persons may appoint a substitute for him or herself.

Even if you plan to attend the Meeting, it is a good idea to complete, sign and return your voting instruction card or proxy card in advance of the Meeting in case your plans change. This way, your ADSs will be voted by you whether or not you actually attend the Meeting.

May I Revoke My Proxy?

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, ADSs represented by the proxy will be voted in favor of the matter to be presented to the Meeting, as described above.

What if I Receive More than One Proxy Card?

You may receive more than one proxy card or voting instruction form if you hold ADSs in more than one account, which may be in registered form or held in street name. Please vote in the manner described under “How Do I Vote?” for each account to ensure that all of your ADSs are voted.

What if I do not Vote for the Matters Listed on My Proxy Card?

On all matters considered at the Meeting, abstentions of a holder of ADSs will be treated as neither a vote “for” nor a vote “against” the matter, although they will be counted in determining if a quorum is present.

Will My ADSs be Voted if I do not Return My Proxy Card and do not Attend the Annual General Meeting?

If your Shares are registered in your name or if you have share certificates, they will not be voted if you do not return your proxy card by mail or vote at the meeting as described above under “How Do I Vote?”.

If your ADSs are held in street name and you do not provide voting instructions to the bank, broker or other nominee that holds your ADSs as described above under “How Do I Vote?,” the bank, broker or other nominee has the authority to vote your Shares on certain routine matters scheduled to come before the meeting even if it does not receive instructions from you. See “What are “broker non-votes” and what effect do they have on the proposals?” We encourage you to provide voting instructions. This ensures your Shares will be voted at the meeting in the manner you desire.

Is Voting Confidential?

Yes. Only the inspector of elections and our employees who have been assigned the responsibility for overseeing the legal aspects of the Meeting will have access to your proxy card. The inspector of elections will tabulate and certify the vote. Any comments written on the proxy card will remain confidential unless you ask that your name be disclosed.

What are the Costs of Soliciting these Proxies?

We will pay all of the costs of soliciting these proxies. Our officers, directors and employees may solicit proxies in person or by telephone, fax or email. We will pay these employees and directors no additional compensation for these services. We will ask banks, brokers and other institutions, nominees and fiduciaries to forward these proxy materials to their principals and to obtain authority to execute proxies. We will then reimburse them for their expenses.

Could other Matters be Decided at the Meeting?

We do not know of any other matters that will be considered at the Meeting. If any other matters arise at the Meeting at or by the direction of the Board, the proxies will be voted at the discretion of the proxy holders.

What Happens if the Meeting is Postponed or Adjourned?

Your proxy will still be valid and may be voted at the postponed or adjourned meeting. You will still be able to change or revoke your proxy until it is voted.

Where can I find the voting results of the Meeting?

We will announce the results for the proposals voted upon at the Meeting in a Current Report on Form 6-K following the Meeting.

Where can I find additional copies of this proxy statement?

Copies of this proxy statement are available on our website at https://www.chemomab.com/, under the Investor Relations tab (click on the “Investor Relations” link), and on the SEC website, www.sec.gov.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 25, 2024, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 14,218,998 ADSs outstanding as of April 25, 2024.

NAME OF BENEFICIAL OWNER	Total Beneficial Ownership (ADSs)	Percentage of ADSs Beneficially Owned
5% and Greater Shareholders
OrbiMed Israel (1)	2,270,091	15.9%
Rivendell Investments 2017-9 (2)	1,131,563	7.9%
Kobi George (3)	843,363	5.8%
Apeiron Group (4)	770,388	5.4%
Directors and Executive Officers
Adi Mor (5)	843,363	5.8%
Sigal Fattal (6)	82,892	*
Matthew Frankel (7)	46,875	*
Neil Cohen (8)	177,467	1.2%
Nissim Darvish (9)	43,741	*
Alan Moses (10)	25,561	*
Claude Nicaise (11)	25,561	*
Jill Quigley (12)	15,950	*
All current executive officers and directors as a group (8 persons)	1,261,410	8.55%

* Less than one percent (1%)

(1) Pursuant to a Schedule 13D/A filed with the SEC by OrbiMed Israel BioFund GP Limited Partnership (“OrbiMed BioFund”) and OrbiMed Israel GP Ltd. (“OrbiMed GP”, and together with OrbiMed BioFund, “OrbiMed Israel”) on March 11, 2024, such amount consists of (i) 2,241,274 ADSs and (ii) 28,817 ADSs issuable upon the exercise of warrants to purchase ADSs. OrbiMed GP, a company that acts as general partner of certain limited partnerships, is the general partner of OrbiMed BioFund, which is the general partner of OrbiMed Israel Partners Limited Partnership, which is the entity that holds the foregoing securities. The address of OrbiMed Israel is 5 Hahoshlim St., Herzliya Pituach, Israel. Telephone: +972 73 2822600.
(2) Represents 1,108,509 ADSs, representing 22,170,180 ordinary shares, held by Rivendell Investments 2017-9 LLC, or Rivendell, as reported by Rivendell on Schedule 13G filed with the SEC on March 26, 2021, and 23,054 ADSs, representing 461,080 ordinary shares, issuable upon the exercise of warrants. Rivendell is the shareholder of record. Peter Thiel is the beneficial owner of Rivendell and has sole voting and investment power over the securities held by Rivendell. The address of Rivendell is 1209 Orange Street, Wilmington, Delaware 19801.
(3) Consists of (i) 251,147 ADSs owned directly by Dr. George, (ii) 317,075 ADSs owned by Dr. Adi Mor (Dr. George’s spouse), (iii) 33,725 options to purchase 33,725 ADSs issued directly to Dr. George, exercisable within 60 days of the date hereof and (iv) 241,416 options to purchase 241,416 ADSs, issued to Dr. Mor, (Dr. George’s spouse) exercisable within 60 days of the date hereof.
(4) The Apeiron Group consists of (i) Apeiron SICAV Ltd. - Presight Capital Fund One, of which owns 438,993 ADSs, (ii) Apeiron Presight Capital Fund II, LP, of which owns 288,170 ADSs and 28,817 ADSs issuable upon the exercise of warrants and (iii) Apeiron Investment Group Ltd., of which owns 14,408 ADSs issuable upon the exercise of warrants. Each of Fabian Hansen and Christian Angermayer may be deemed to share voting and investment power with respect to the ADSs held by the Apeiron Group.
(5) Consists of (i) 317,075 ADSs owned directly by Dr. Mor, (ii) 251,147 ADSs owned by Dr. George, (Dr. Mor’s spouse), (iii) 241,416 ADSs options issued to Dr. Mor exercisable within 60 days of the date hereof, and (iv) 33,725 options to purchase 33,725 ADSs issued to Dr. George, (Dr. Mor’s spouse) exercisable  within 60 days of the date hereof.
(6) Includes 15,002 ADSs, and 67,890 ADSs issuable upon the exercise of options within 60 days of the date hereof.
(7) Represents 46,875 ADSs issuable upon the exercise of options within 60 days of the date hereof.
(8) Includes 151,218 ADSs, and 26,249 ADSs issuable upon the exercise of options within 60 days of the date hereof.
(9) Includes 1,200 ADSs, and 42,541 ADSs issuable upon the exercise of options within 60 days of the date hereof.
(10) Represents 25,561 ADSs issuable upon the exercise of options within 60 days of the date hereof.
(11) Represents 25,561 ADSs issuable upon the exercise of options within 60 days of the date hereof.
(12) Represents 15,950 ADSs issuable upon the exercise of options within 60 days of the date hereof.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during fiscal year ended December 31, 2023, by our five (5) most highly compensated executive officers see Part III, Item 11 “Executive Compensation” of our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on March 28, 2024 (the “Annual Report”), a copy of which is available on our website at https://investors.chemomab.com/sec-filings.

CORPORATE GOVERNANCE

Overall Role of the Board and Board Leadership Structure

Under the Companies Law, our Board is responsible for setting our general policies and supervising the performance of management. Our Board may exercise all powers and may take all actions that are not specifically granted by the Companies Law or our Articles to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board.

Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors of such public company, and the chairperson of the board of directors of a public company, or a relative of the chairperson, may not be vested with authorities of the chief executive officer of such public company without obtaining shareholder approval pursuant to special majority requirements set forth in the Companies Law. Our current chairperson of the Board, Dr. Nissim Darvish, assumed such role on June 1, 2023.

Our Board is currently composed of six (6) members. Our Board consists of three classes of directors, each serving staggered three-year terms. Upon expiration of the term of a class of directors, directors in that class will be elected for a three-year term at the annual general meeting of shareholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Role of the Board in Risk Oversight

Our Board is responsible for overseeing our risk management process. Our Board focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our Board is also apprised by management of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions. The Board’s independent oversight function is further enhanced by the fact that all of the Board’s Committees are composed entirely of independent directors, the directors have complete access to management and the Board and its committees may retain their own respective advisors.

Corporate Governance Guidelines

Our Board strongly supports effective corporate governance and has developed and followed a program of strong corporate governance. Our corporate governance and nominating committee is responsible for overseeing our guidelines and reporting and making recommendations to the Board concerning corporate governance matters. Our guidelines are published on our website at https://investors.chemomab.com/documents and are available in print to any shareholder who requests them from our Corporate Secretary (or, in the absence thereof, by the Chief Executive Officer of the Company).

Director Independence

Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our Board has determined that each of the directors is independent as defined under Nasdaq listing standards, with the exception of Dr. Mor, our Chief Executive Officer and Chief Scientific Officer. Our Board also determined that Nissim Darvish and Neil Cohen, who comprise both the compensation committee and the corporate governance and nominating committee, each satisfy the independence standards for such committees established by the SEC and Nasdaq listing standards, as applicable. With respect to the audit committee, our Board has determined that Jill Quigley, Claude Nicaise and Alan Moses satisfy the independence standards for such committee established by Rule 10A-3 under the Exchange Act, the SEC and Nasdaq listing standards, as applicable, and that Jill Quigley is a financial expert under the rules of the SEC. The Board considered the relationships between such directors and certain of the investors of the Company and determined that such relationships did not affect such directors’ independence under the standards of Nasdaq, or, where applicable, under SEC rules.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that includes provisions ranging from restrictions on gifts to conflicts of interest. All of our employees and directors are bound by this Code of Business Conduct and Ethics. Violations of our Code of Business Conduct and Ethics may be reported to the audit committee. The Code of Business Conduct and Ethics includes provisions applicable to all of our employees, including senior financial officers and members of our Board and is posted on our website (https://investors.chemomab.com/). We intend to post amendments to or waivers from any such Code of Business Conduct and Ethics.

Other Policies

Our insider trading and blackout policy prohibits directors, officers and employees from engaging in transactions in publicly traded options, such as puts and calls, and other derivative securities with respect to our securities. This prohibition extends to any hedging or similar transactions designed to decrease the risks associated with holding our securities.

Board Meetings

The Board meets regularly during the year and holds special meetings and acts by unanimous written consent whenever circumstances require. Independent directors meet at regular executive sessions without management present. During fiscal year 2023, the Board held 11 meetings and conducted certain business by unanimous consent. All of our directors are encouraged to attend the Meeting. Each of our directors attended 100% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all committees of the Board on which such director served. Directors are expected to attend the Meeting.

Board Committees

Our Board has established the following committees. Each committee operates in accordance with a written charter that sets forth the committee’s structure, operations, membership requirements, responsibilities and authority to engage advisors.

Audit Committee

Under the Companies Law, the Exchange Act and Nasdaq rules, we are required to establish an audit committee, and we have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.

The responsibilities of an audit committee under the Companies Law include identifying and addressing flaws in the business management of the company, reviewing and approving related party transactions, establishing whistleblower procedures, overseeing the company’s internal audit system and the performance of its internal auditor, and assessing the scope of the work and recommending the fees of the company’s independent accounting firm. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and to establish procedures for considering proposed transactions with a controlling shareholder.

In accordance with U.S. law and Nasdaq requirements, our audit committee is also responsible for the appointment, compensation and oversight of the work of our independent auditors and for assisting our Board in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements.

Under the Companies Law and related regulations, the audit committee must consist of at least three directors who meet certain independence criteria. Under the Nasdaq rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Each of the members of the audit committee is required to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

The members of the audit committee are Claude Nicaise (subject to his reelection as a Class II director at the Meeting), Jill Quigley, and Alan Moses. Claude Nicaise is the current chairperson of the audit committee, and Jill Quigley is a financial expert under the rules of the SEC. Our Board has concluded that the composition of the audit committee meets the requirements for independence under the rules and regulations of Nasdaq and the SEC. During fiscal year 2023, the audit committee held 5 meetings.

Compensation Committee

Under both the Companies Law and Nasdaq rules, we are required to establish a compensation committee.

The responsibilities of a compensation committee under the Companies Law include recommending to the Board, for ultimate shareholder approval by a special majority, a policy governing the compensation of directors and officers based on specified criteria, reviewing modifications to and implementing such compensation policy from time to time, and approving the actual compensation terms of directors and officers prior to approval by the Board.

In accordance with U.S. law and Nasdaq requirements, our compensation committee is also responsible for the appointment, compensation and oversight of the work of any compensation consultant, independent legal counsel and other advisors retained by the compensation committee.

The Companies Law and related regulations require the appointment of a compensation committee that complies with the requirements of Nasdaq. Under Nasdaq rules, we are required to maintain a compensation committee consisting of at least two independent directors; each of the members of the compensation committee is required to be independent under Nasdaq rules relating to compensation committee members, which are different from the general test for independence of board and committee members.

The members of the compensation committee are Nissim Darvish and Neil Cohen . Nissim Darvish is the chairperson of the compensation committee. Our Board has determined that each member of the compensation committee is independent within the meaning of the independent director guidelines of Nasdaq and under Rule 10C-1 under the Exchange Act. During fiscal year 2023, the compensation committee held 4 meetings and conducted certain business by unanimous consent.

Corporate Governance and Nominating Committee

We have established a corporate governance and nominating committee, responsible for making recommendations to the Board regarding candidates for directorships and the size and composition of the board. In addition, the committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. Under the Companies Law, nominations for directors may also, under certain circumstances, be made by shareholders in accordance with the conditions prescribed by applicable law and our Articles.

The members of the corporate governance and nominating committee are Neil Cohen  and Nissim Darvish. Neil Cohen is the chairperson of the corporate governance and nominating committee. Our Board has determined that each member of the corporate governance and nominating committee is independent within the meaning of the independent director guidelines of Nasdaq. During fiscal year 2023, the corporate governance and nominating committee conducted business by unanimous consent.

Board Diversity

For information concerning the diversity of our Board, please see Item 16.G “Corporate Governance” of our Annual Report, a copy of which is available on our website at https://investors.chemomab.com/sec-filings.

Communication with our Board

Shareholders may communicate with the Board by directing their communications in a hard copy (i.e., non-electronic) written form to the attention of one or more members of the Board, or to the Board collectively, at our principal executive offices located at Kiryat Atidim, Building 7, Tel Aviv, Israel 6158002. Any communications received from interested parties in the manner described above will be collected and organized by our Corporate Secretary (or, in the absence thereof, by the Chief Executive Officer of the Company) and will be periodically, but in any event prior to each regularly-scheduled Board meeting, reported and/or delivered to the appropriate director or directors.

For more information regarding our Board, its committees and our corporate governance practices, see Part III, Item 10 “Directors, Executive Officers and Corporate Governance” of our Annual Report.

PROPOSAL 1

RE-ELECTION OF CLASS III DIRECTORS

Background

Our Board currently has six directors and is divided into three classes with staggered three-year terms as follows:

•	Class I consists of Dr. Nissim Darvish and Ms. Jill Quigley, each with a term expiring at the 2025 annual meeting of shareholders.

•	Class II consists of Mr. Neil Cohen and Dr. Claude Nicaise, each with a term expiring at the 2026 annual meeting of shareholders.

•	Class III consists of Dr. Adi Mor and Dr. Alan Moses, each with a term expiring at the Meeting.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect Dr. Adi Mor and Dr. Alan Moses. Dr. Moses qualifies as an independent director under the listing standards of the Nasdaq. Dr. Moses serves as a member of our audit committee.

If re-elected at the Meeting, each of Dr. Adi Mor and Dr. Alan Moses will serve until the 2027 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles or the Companies Law.

In accordance with the Companies Law, each of Dr. Adi Mor and Dr. Alan Moses has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of the Company, taking into account the size and special needs of the Company.

During 2023, each of the directors standing for re-election at the Meeting attended 100% of our Board and Board committee meetings, as applicable.

The corporate governance and nominating committee of our Board recommended that each of Dr. Adi Mor and Dr. Alan Moses  be re-elected at the Meeting as a Class III director for a term to expire at the 2027 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with our Articles or the Companies Law. Our Board unanimously approved this recommendation.

Biographical information concerning Dr. Adi Mor and Dr. Alan Moses is set forth below:

Adi Mor, PhD is the co-founder of Chemomab Ltd., the wholly-owned subsidiary of the Company, and served as Chemomab Ltd.’s Chief Executive Officer, Chief Scientific Officer and a member of Chemomab Ltd.’s board of directors from its formation in 2011 until the Chemomab Ltd.–- Anchiano Therapeutics Ltd. merger that was consummated on March 16, 2021. Dr. Mor previously served as Chief Executive Officer of the Company through October 25, 2021. Dr. Mor has in-depth knowledge in immunology focusing on rare diseases and broad experience in designing, developing and patenting a novel class of monoclonal antibodies to treat inflammatory and fibrotic diseases. Dr. Mor received her Ph.D. in immunology from Tel Aviv University in the Department of Neurobiochemistry in Israel and is the lead author of numerous scientific journal publications regarding immunology and inflammatory disorders. We believe Dr. Mor is an appropriate candidate for our Board given her scientific acumen and distinguished life sciences industry experience.

Alan Moses, MD, FACP has served on our Board since March 16, 2021. Dr. Moses is board certified by the ABIM with subspecialty certification in Endocrinology and Metabolism and is a Fellow of the American College of Physicians. Dr. Moses currently serves on the board of directors of BiomX (NYSE: PHGE) From 2008 to 2018, Dr. Moses served as the Global Chief Medical Officer of Novo Nordisk A/S (CPH: NOVO-B), a company he joined in 2004. Dr. Moses served as a Professor of Medicine at Harvard Medical School from 2002 to 2006, and in collaboration with MIT, he co-founded and co-directed the Clinical Investigator Training Program, which focused on training physician-scientists in translational research. Dr. Moses previously served as the Senior Vice President and Chief Medical Officer of the Joslin Diabetes Center from 1998 to 2004. Dr. Moses holds a BS from Duke University, North Carolina and an MD from Washington University School of Medicine, Missouri.  We believe Dr. Moses is an appropriate candidate for our Board due to his extensive scientific expertise and proven track record in the life sciences industry.

Proposed Resolution

Shareholders are being asked to adopt the following resolutions:

“RESOLVED, to re-elect Dr. Alan Moses to serve as a director of the Company to hold office until our 2027 annual general meeting of shareholders or until his successor is duly elected and qualified or until his earlier death, resignation or removal.”

“RESOLVED, to re-elect Dr. Adi Mor to serve as a director of the Company to hold office until our 2027 annual general meeting of shareholders or until her successor is duly elected and qualified or until her earlier death, resignation or removal.”

Required Vote

The affirmative vote of the holders of a majority of the shares represented at the Meeting in person or by proxy and voting on the foregoing resolution is required. Each director nominee shall be voted separately.

Board Recommendation

Our Board recommends a vote “FOR” Proposal 1.

PROPOSAL 2

INCREASE OF THE COMPANY’S AUTHORIZED SHARE CAPITAL AND
AMENDMENT OF ARTICLES OF ASSOCIATION

Background

Under our current Articles, our authorized share capital consists of 650,000,000 ordinary shares, no par value. As of May 2, 2024, an aggregate of 284,379,960 ordinary shares or 14,218,998 ADSs were issued and outstanding.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital for the upcoming years and to allow us to meet our future business needs as they arise. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements and other bona fide corporate purposes.

Our Board has considered the appropriateness of the increase of the Company’s authorized share capital, by an additional 4,000,000,000 ordinary shares no par value (equal to 200,000,000 ADSs) and has determined that it is in the best interest of the Company and its shareholders.

At the Meeting, shareholders will be asked to approve accordingly an amendment to our Articles to reflect the increase of the Company’s share capital.

The following is the full text of the proposed amendment to Article 5(a) of our Articles increasing our authorized share capital and the number of ordinary shares that we may issue, as adopted by our Board and recommended for adoption by our shareholders at the Meeting (proposed new text is underlined and text proposed to be deleted is struck-through):

“5.          Authorized Share Capital

(a) The authorized share capital of the Company shall consist of ~~650,000,000~~4,650,000,000 Ordinary Shares without par value (the “Shares”).”

We do not currently have any plans, arrangements or understandings, written or oral, to issue any of the ordinary shares that would become available if the proposed amendment to Article 5(a) of our Articles is adopted.

Proposed Resolution

The shareholders are being asked to approve the increase of the Company’s authorized share capital by an additional 4,000,000,000 ordinary shares no par value (equal to 200,000,000 ADSs), and to amend the Company’s Articles accordingly to reflect such share capital increase, such that the authorized share capital of the Company will consist immediately after the increase, if approved, of 4,650,000,000 ordinary shares, of no par value.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve an increase of the Company’s authorized share capital by an additional 4,000,000,000 ordinary shares, no par value, and to amend the Company’s Articles of Association accordingly.”

Required Vote

The affirmative vote of the holders of a majority of the shares represented at the Meeting in person or by proxy and voting on the foregoing resolution is required.

Board Recommendation

The Board recommends a vote “FOR” the increase of the authorized share capital of the Company and the amendment of the Articles of the Company.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Under the Companies Law and our Articles, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our Articles, our Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by our audit committee of the independent auditor’s re-appointment and remuneration is required under the listing rules of the Nasdaq. Following the recommendation by our audit committee and Board, it is proposed that Somekh Chaikin, a member of KPMG International (“KPMG”), be reappointed as the independent auditors of the Company for the fiscal year ending December 31, 2024.

Fees Paid to the Independent Registered Public Accounting Firm

The following table sets forth fees billed to us by our independent registered public accounting firm during the fiscal years ended December 31, 2023 and 2022 for (i) services rendered for the audit of our annual financial statements and the review of our quarterly financial statements; (ii) services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements and that are not reported as audit fees; (iii) services rendered during the period in connection with tax compliance, tax advice and tax planning; and (iv) all other fees for services rendered.

	Year Ended December 31,
	2023	2022
Audit Fees	233	223
Tax Fees	4	30

Total	237	253

* In USD thousands

Auditor Independence

In 2023, there were other tax related professional services provided by KPMG that were reviewed and approved by our audit committee in order to consider their compatibility with maintaining the independence of KPMG.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

Our audit committee has the sole authority to approve the scope of the audit and any audit-related services, as well as all audit fees and terms. The audit committee must pre-approve any audit and non-audit services provided by our independent registered public accounting firm. The audit committee will not approve the engagement of the independent registered public accounting firm to perform any services that the independent registered public accounting firm would be prohibited from providing under applicable laws, rules and regulations, including those of self-regulating organizations. The audit committee will approve permitted non-audit services by our independent registered public accounting firm only if it determines that using a different firm to perform such services will be less efficient or cost-effective. The audit committee reviews and pre-approves the statutory audit fees that can be provided by the independent registered public accounting firm on an annual basis.

Proposed Resolution

Shareholders are being asked to adopt the following resolution:

“RESOLVED, to approve and ratify the re-appointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2024.”

Required Vote

The affirmative vote of the holders of a majority of the shares represented at the Meeting in person or by proxy and voting on the foregoing resolution is required.

Board Recommendation

Our Board recommends a vote “FOR” Proposal 3.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2023. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2023, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at https://investors.chemomab.com/.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report filed with the SEC on March 28, 2024, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the “Investor Relations” section of the Company’s website at https://investors.chemomab.com/. Shareholders may obtain a copy of these documents without charge at https://investors.chemomab.com/.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors

/s/ Dr. Nissim Darvish
Chairperson of the Board of Directors

Dated: May 3, 2024